[LETTERHEAD]
March 1, 2010
VIA EDGAR
Craig Ruckman
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Transamerica Series Trust (the “Registrant”) Registration Statement on Form N-14 File No.: 333-164489
Dear Mr. Ruckman:
     On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registrant’s Registration Statement on Form N-14 relating to the proposed reorganization of certain series of the Registrant into corresponding series of the Registrant, as set forth on Appendix A. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2010. The Staff’s comments were conveyed to the Registrant and to us, as representatives of the Registrant, by telephone on February 18, 2010.
     Below are the Staff’s comments on the Registration Statement and the Registrant’s responses thereto.
Comment 1. The Staff requested that, consistent with the current practice of the Staff, the Registrant should furnish a “Tandy” letter.
     Response: In response to the Staff’s request, a letter from the Registrant to the Commission containing certain acknowledgements requested by the Staff accompanies this letter as Exhibit A.
Comment 2. The Staff requested that the Registrant file a response letter including both the Staff’s comments and the Registrant’s responses thereto.
     Response: This letter is being filed in response to the Staff’s request.
Comment 3. The Staff requested that the Registrant discuss the basis upon which the Registrant has determined that the approval of shareholders of Transamerica Science & Technology VP, Transamerica Value Balanced VP, Transamerica Marsico Growth VP and Transamerica T. Rowe Price Growth Stock VP is not required for the reorganization of such series of the Registrant.
     Response: The Registrant notes that the requested disclosure is contained in both the “Introduction” and in the relevant proposals.

Comment 4. The Staff requested that, if the destination portfolios’ current Statement of Additional Information is not incorporated by reference into the Registration Statement, the Registrant include the relevant information about the destination portfolios as required by Items 5 and 11 of Form N-1A.
     Response: The Registrant confirms that the destination portfolios’ current Statement of Additional Information is incorporated by reference into the Part B: Statement of Additional Information.
Comment 5. The Staff requested that the Registrant include, at the beginning of the Registration Statement, the disclosure required by Item 3 of Form N-14.
     Response: The disclosure has been supplemented as requested by the Staff.
Comment 6. The Staff requested that the Registrant revise the order in which the advisory fees of the portfolios are set forth in the comparison table in the discussion of each of the Group 1, 2 and 4 reorganizations, such that the current fees of the relevant destination portfolio appear first, followed by the fees after the relevant reorganization has taken place.
     Response: The disclosure has been revised as requested by the Staff.
Comment 7. The Staff requested that the Registrant revise the order in which the fee waivers and expense limitations of the portfolios are set forth in the comparison table in the discussion of each of the Group 1, 2 and 4 reorganizations, such that the fee waivers and expense limitations currently in effect for the relevant destination portfolio appear first, followed by the fee waivers and expense limitations in effect after the relevant reorganization has taken place.
     Response: The disclosure has been revised as requested by the Staff.
Comment 8. With respect to the proposed reduction of Transamerica Diversified Equity VP’s advisory fees which are subject to and effective upon the closing of the Group 1 reorganizations, the Staff requested that, in the discussion of the Group 1 reorganizations, the Registrant clarify the effect on such advisory fees if shareholders of Transamerica Munder Net50 VP do not approve its reorganization with and into such destination portfolio. The Staff requested that the Registrant provide corresponding clarification with respect to the proposed reduction of the fee waivers and expense limitations of such destination portfolio which are also subject to and effective upon the closing of the Group 1 reorganizations.
     Response: The Registrant notes that, as currently disclosed in the Registration Statement, the consummation of each reorganization is not contingent on the consummation of any other reorganization. Consequently, effective upon the consummation of either of the Group 1 reorganizations, the reduced advisory fee and fee waivers and expense limitations of the combined destination portfolio will be triggered.
Comment 9. The Staff requested that disclosure relating to the expiration date of the contractual fee waivers in effect for the destination portfolio in each of the Group 3 and 4 reorganizations be made consistent throughout the Registration Statement.
     Response: The disclosure has been made consistent as requested by the Staff.
Comment 10. The Staff requested that the Registrant supplement the disclosure under “Reasons for the Proposed Reorganizations” under the discussion of each group of reorganizations so that such disclosure contains more specific considerations and conclusions with respect to each proposed reorganization.

     Response: The disclosure has been supplemented as requested by the Staff.
Comment 11. The Staff requested that the Registrant revise the disclosure under “Portfolio Securities” to clarify to whom the term “management,” which is used therein, refers.
     Response: The disclosure has been so revised.
Comment 12. The Staff requested that the Registrant revise the disclosure under “Portfolio Securities” to clarify why management will merely influence the extent and duration to which the portfolio securities of the corresponding target portfolio will be maintained by the destination portfolio.
     Response: The Registrant notes that the investment adviser is a manager of managers and that the day-to-day decisions as to the purchase and sale of securities in a destination portfolio’s investment portfolio are made by the destination portfolio’s sub-adviser. The Registrant believes that, having revised the disclosure under “Portfolio Securities” to clarify that the term “management” in response to the Staff’s comment 11 above, provides shareholders sufficient clarity on the foregoing.
Comment 13. The Staff requested that the Registrant consolidate the information in the Registrant Statement relating to voting information and to revise the disclosure under “Additional Information” under the discussion of each group of reorganizations to include a cross-reference to such consolidated information.
     Response: The disclosure has been revised as requested by the Staff.
Comment 14. The Staff requested that the Registrant file, via a post-effective amendment to the Registration Statement, an executed consent of the independent registered certified public accounting firm, as the consent filed as Exhibit (14) to the Registration Statement did not include a signature.
     Response: The Registrant notes that the signature of the independent registered certified public accounting firm was inadvertently excluded from the Exhibit (14). The Registrant separately filed an executed version of such consent as requested by the Staff on February 26, 2010.
Comment 15. The Staff requested that the Registrant include the Securities Act of 1933 file number (the “1933 Act file number”) of any document incorporated by reference into the Statement of Additional Information.
     Response: The 1933 Act file numbers have been added as applicable.
Comment 16. The Staff requested that the Registrant include disclosure identifying the specific amounts of reorganization expenses for which each portfolio is responsible.
     Response: The Registrant notes that information relating to the specific amounts of reorganization expenses payable by each portfolio currently appears in Note 5 of the notes to the pro forma financial statements in the Statement of Additional Information.
Comment 17. The Staff requested that the Registrant clarify the difference between the approximate cost of the reorganizations as set forth under “Who Bears the Expenses Associated with the Reorganizations?” and as set forth in Note 5 of the notes to the pro forma financial statements.
     Response: The Registrant notes that the amount set forth under “Who Bears the Expenses Associated with the Reorganization?” includes only the cost of printing and mailing the Information Statement/Proxy Statement/Prospectus whereas the amounts set forth in Note 5 of the notes to the pro forma financial statements include all costs associated with the reorganizations.

Comment 18. The Staff requested that the Registrant confirm that updated performance information with respect to each portfolio is available at the website address provided under “The Portfolios’ Past Performance” under the discussion of each group of reorganizations.
     Response: The disclosure has been revised to provide an updated website address at which updated performance information is available for each portfolio.
Comment 19. The Staff requested that, in the introductory paragraph under “The Portfolios’ Fees and Expenses” under the discussion of each group of reorganizations, the Registrant include a statement that the fee and expense information shown does not reflect insurance-related charges or expenses.
     Response: The statement has been added as requested by the Staff.
Comment 20. The Staff requested that, in the paragraph preceding the expense example under “The Portfolios’ Fees and Expenses” under the discussion of each group of reorganizations, the statement indicating that the example assumes no fees for IRA accounts be deleted.
     Response: The Registrant has deleted the statement in question.
Comment 21. The Staff requested that the Registrant revise the capitalization tables under the discussion of each group of reorganizations so that:
(a)	The pre-combination net assets shown for each portfolio are the unadjusted net assets of such portfolio as of December 31, 2009;

(b)	The Pro Forma Adjustments column sets forth the reorganization costs to be paid by each portfolio;

(c)	The Pro Forma Adjustments column does not show any adjustment to net asset value, unless the relevant combination will result in a change of the net asset value of the subject destination portfolio;

(d)	Each table includes footnotes to explain the pro forma adjustments identified in the table; and

(e)	The outstanding pre-combination shares of a particular portfolio are made consistent across all capitalization tables.
     Response: The disclosure has been revised as consistent with the Staff’s comment.
Comment 22. The Staff requested that, if it is expected that a portfolio will incur significant brokerage or other expenses to reposition its investment portfolio as a result of the applicable reorganization, the Registrant revise the capitalization table and the financial statements relating to such portfolio to include the amount of such expenses as an adjustment to reduce the pro forma net assets of the relevant combined destination portfolio.
     Response: At this time, the Registrant does not expect that any portfolio will incur significant brokerage or other expenses to reposition its investment portfolio as a result of the applicable reorganization.

Comment 23. The Staff requested that the Registrant revise the disclosure under “Distribution Arrangements” to include April 30, 2011 as the date through which no distribution fees will be charged under the Registrant’s Rule 12b-1 Plan for Initial Class shares.
     Response: The disclosure has been corrected as requested by the Staff.
Comment 24. The Staff requested that the Registrant supplementally state whether audited financial highlights and audited financial statements for the fiscal year ended December 31, 2009 will be included in a Rule 497 filing to the Registration Statement to be made by the Registrant.
     Response: The Registrant confirms that audited financial highlights and audited financial statements for the fiscal year ended December 31, 2009 will be included in the Rule 497 filing to the Registration Statement to be made by the Registrant.
Comment 25. The Staff requested that the Registrant revise the pro forma financial statements to include the name of the relevant destination portfolio in the heading to the column setting forth the pro forma financial information for such combined destination portfolio.
     Response: The column headings have been revised as requested by the Staff.
Comment 26. The Staff requested that, with respect to each reorganization involving multiple target portfolios, the Registrant remove the pro forma financial statements reflecting the consummation of the reorganization of each target portfolio individually into the corresponding destination portfolio and only include a single set of pro forma financial statements reflecting the proposed acquisition of all target portfolios by the destination portfolio.
     Response: The Registrant believes that the pro forma financial statements, as currently presented, are consistent with the presentation of other information in the Registration Statement and useful for shareholders. The Registrant, therefore, plans to leave the information in the Statement of Additional Information.
Comment 27. The Staff requested that the Registrant revise the pro forma schedule of investments of each group of reorganizations to readjust the net assets of the combined destination portfolio to show any reorganization costs incurred by the relevant portfolio.
     Response: The pro forma schedules of investments have been revised as consistent with the Staff.
Comment 28. The Staff requested that, if no adjustments are required to be made to the portfolio holdings of a target portfolio in connection with the relevant reorganization, the Registrant include in the applicable pro forma schedule of investments a footnote stating that, as of December 31, 2009, all of the portfolio holdings of such target portfolio would comply with the investment restrictions and/or compliance guidelines of the corresponding destination portfolio.
     Response: The footnote has been added, where applicable, as consistent with the Staff’s comment. The Registrant also added footnotes to holdings that did not comply with the destination portfolio’s investment restrictions post-merger.
Comment 29. The Staff requested that the Registrant revise each pro forma statement of assets and liabilities, as applicable, to adjust the net asset amounts on the first half of the statement sections preceding the per class amounts to reflect the reorganization costs to be incurred by the portfolios.
     Response: The pro forma statements of assets and liabilities have been revised, where applicable, as consistent with the Staff’s comment.

Comment 30. The Staff requested that the Registrant revise each pro forma statement of assets and liabilities, as applicable, so that no adjustments to net asset values are shown if the relevant reorganization will not result in a change in the net asset value of the destination portfolio.
     Response: The pro forma statements of assets and liabilities have been revised, where applicable, as consistent with the Staff’s comment.
Comment 31. The Staff requested that the Registrant revise the notes to the pro forma financial statements to include notes that discuss (a) the valuation policies of the portfolios and (b) the tax status of the destination portfolios.
     Response: The Registrant has added notes to include the discussions requested by the Staff.
Comment 32. The Staff requested that the Registrant revise the Note 4 of the notes to the pro forma financial statements to include the expiration dates of the contractual expense limitations applicable to the destination portfolios.
     Response: Note 4 has been revised as requested by the Staff.
*  *  *
     Please call the undersigned at (617) 951-8567 with any questions.
Sincerely,
/s/ Paul B. Raymond
Paul B. Raymond

Appendix A

Target Portfolio	Destination Portfolio
Transamerica Science & Technology VP	Transamerica Diversified Equity VP

Transamerica Munder Net50 VP

Transamerica Value Balanced VP	Transamerica Balanced VP

Transamerica American Century Large Company Value VP	Transamerica BlackRock Large Cap Value VP

Transamerica T. Rowe Price Equity Income VP

Transamerica Marsico Growth VP	Transamerica Jennison Growth VP

Transamerica T. Rowe Price Growth Stock VP

Exhibit A
TRANSAMERICA ASSET MANAGEMENT GROUP
570 Carillon Parkway
St. Petersburg, Florida 33716
March 1, 2010
[LETTERHEAD]
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re: Transamerica Series Trust (the “Registrant”)
Ladies and Gentlemen:
     In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the Registration Statement on Form N-14 relating to the proposed reorganization of certain series of the Registrant into corresponding series of the Registrant, as set forth on Appendix A, filed with the Commission on January 22, 2010, the Registrant acknowledges that, with respect to the filing made by the Registrant with the Commission and reviewed by the Staff:
(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TRANSAMERICA SERIES TRUST

By:	/s/ Timothy J. Bresnahan Timothy J. Bresnahan
Assistant Secretary

Appendix A

Target Portfolio	Destination Portfolio
Transamerica Science & Technology VP	Transamerica Diversified Equity VP

Transamerica Munder Net50 VP

Transamerica Value Balanced VP	Transamerica Balanced VP

Transamerica American Century Large Company Value VP	Transamerica BlackRock Large Cap Value VP

Transamerica T. Rowe Price Equity Income VP

Transamerica Marsico Growth VP	Transamerica Jennison Growth VP

Transamerica T. Rowe Price Growth Stock VP